Exhibit 12
ConAgra Foods Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

Thirteen
weeks ended
August 29, 2010
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$204.5
Add (deduct):
Fixed charges	70.4
Distributed income of equity method investees	3.6
Capitalized interest	(3.7)

Earnings available for fixed charges (a)	$274.8

Fixed charges:
Interest expense	$56.7
Capitalized interest	3.7
One third of rental expense (1)	10.0

Total fixed charges (b)	$70.4

Ratio of earnings to fixed charges (a/b)	3.9

(1)	Considered to be representative of interest factor in rental expense.

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